                                                                    Exhibit 18

         The Board of Directors held 13 meetings during the fiscal year ended September 30, 1997. All directors attended at least 75% of the meetings of the Board of Directors, and all members of the committees of the Board of Directors attended at least 75% of the meetings of those committees, in each case, after the election of such individuals to the Board of Directors or to such committee.

DIRECTORS' COMPENSATION

         Non-employee directors receive $6,000 ($12,000 in the case of the Chairman of the Board) annually, payable quarterly, as compensation for serving on the Board of Directors, plus $1,500 per meeting for Board or Committee meetings attended. Non-employee directors are reimbursed for their reasonable expenses incurred in attending meetings. Non-employee directors also participate in the 1990 Directors Stock Option Plan which provides for automatic grants of options to non-employee directors. Under the 1990 Directors Stock Option Plan, each non-employee director is granted an option to purchase 30,000 shares of the Company's Common Stock three business days following his or her first election as a director (the "initial grant"). Thereafter, each non-employee director who has been re-elected or who is continuing as a member of the Board of Directors is granted an option to purchase 7,500 shares of the Company's Common Stock on the date of the Company's annual meeting of stockholders (an "annual grant"). Options are granted at 100% of the fair market value of the Company's Common Stock on the grant date and have a term of five years. Initial grants vest immediately as to one-third of the shares and vest an additional one-third on the first and second anniversaries of the grant date. Annual grants vest in full on the first anniversary of the grant date. The Board of Directors or the Compensation Committee may also make discretionary option grants to non-employee directors. During fiscal 1997, the Board of Directors made a discretionary grant of 25,000 options to each non-employee director.

         In July 1994, King R. Lee, a director of the Company, entered into a consulting agreement (the "Consulting Agreement") with the Company. Under the terms of the Consulting Agreement, as amended, King R. Lee & Associates, Inc., of which Mr. Lee is President and sole stockholder, was paid $1,500 per full day plus expenses in exchange for Mr. Lee's consulting services to the Company, generally for four full days a week. Mr. Lee provided consulting services to the Company under the Consulting Agreement through January 1995 and King R. Lee & Associates, Inc. was paid $181,000 in fiscal year 1995 pursuant to the terms of the Consulting Agreement. In addition, the Company entered into a new consulting agreement (the "New Consulting Agreement") with Mr. Lee on August 27, 1996 when Mr. Lee assumed the duties as a member of the Office of the President. Pursuant to the New Consulting Agreement, King R. Lee & Associates, Inc. was paid $1,500 per full day plus expenses in exchange for Mr. Lee's consulting service to the Company. The Company paid to King R. Lee & Associates, Inc. an additional $33,000 during fiscal year 1996 and a total of $76,500 during fiscal year 1997 pursuant to the New Consulting Agreement. Mr. Lee provided consulting services to the Company under the New Consulting Agreement through February 1997.

                             EXECUTIVE COMPENSATION

         The following table sets forth information concerning the annual and long-term compensation paid by the Company during the fiscal years ended September 30, 1997, 1996 and 1995 to (i) the persons who served as Chief Executive Officer or performed the functions thereof during fiscal year 1997,
(ii) the four most highly compensated executive officers as of the end of fiscal year 1997, whose total annual salary and bonus exceeded $100,000 and (iii) one additional individual who would have been included among the four most highly compensated executive officers, but for the fact the individual was not serving as an executive officer at the end of fiscal year 1997.

                           SUMMARY COMPENSATION TABLE

                                                                                                           LONG-TERM
                                                                                                      COMPENSATION AWARDS
                                                                           ANNUAL                ------------------------------
                                                                        COMPENSATION             SECURITIES
                                                                  ------------------------       UNDERLYING        ALL OTHER
                                                                  SALARY            BONUS        OPTIONS/SARS     COMPENSATION
        NAME AND PRINCIPAL POSITION                 YEAR            ($)              ($)             (#)              ($)
-----------------------------------------------     ----          -------          -------       ----------       ------------
Curtis A. Hessler(1)                                1997          297,692                0        1,350,000                0
   President and Chief Executive Officer

King R. Lee(2)                                      1997          101,250                0          122,500                0
   Former Office of the President                   1996           58,500                0          100,000                0
                                                    1995          192,000                0                0                0

Anatoly Tikhman(3)                                  1997          182,922           57,375          275,000                0
   Former Office of the President                   1996           22,153                0          250,000                0

Frank R. Greico(4)                                  1997          187,589           61,250          106,250                0
   Senior Vice President and Chief Financial        1996          129,230           25,000           75,000                0
   Officer

Joseph Fusco(5)                                     1997          145,802           43,531          150,000                0
   Senior Vice President--Marketing and
   Product Management

Ron Ben-Yehuda(6)                                   1997          136,667           61,083           72,500                0
   Vice President, General Counsel and              1996           47,115           12,222           30,000                0
   Secretary

John Strosahl(7)                                    1997          138,221           72,320           51,575                0
   Vice President--International                    1996           60,000           30,000                0                0

Bradley D. Schwartz(8)                              1997          110,000          128,000          115,200          165,000
   Former Senior Vice President, General            1996          127,500           82,500          100,000                0
   Counsel and Secretary

----------

(1) Mr. Hessler became President and Chief Executive Officer of the Company in February 1997. Mr. Hessler was granted options to purchase an additional 150,000 shares of Common Stock in the first quarter of fiscal 1998.

(2) From September of 1994 until January 1995, Mr. Lee acted in the capacity of Chief Executive Officer and was formally appointed Interim Chief Executive Officer in December 1994. In addition, Mr. Lee was Interim Chief Executive Officer between July and December 1994. Mr. Lee was appointed as a member of the Office of President in August 1996 and resigned from such position upon the appointment of Mr. Hessler in February 1997. Mr. Lee is also a director of the Company and received compensation as a non-employee director. Mr. Lee's salary for fiscal 1995 includes $181,000 of consulting fees paid to King R. Lee & Associates and

         $11,000 of non-employee director fees, Mr. Lee's salary for fiscal 1996 includes $33,000 of consulting fees paid to King R. Lee & Associates and $25,000 of non-employee director fees and Mr. Lee's salary for fiscal 1997 includes $76,500 of consulting fees paid to King R. Lee & Associates and approximately $25,000 of non-employee director fees. The options granted to Mr. Lee during fiscal 1997 include 90,000 options granted to Mr. Lee in connection with a like value exchange of options discussed below.

(3) Mr. Tikhman was appointed Senior Vice President in July 1996 and as a member of the Office of President in August 1996. He resigned as a member of the Office of President upon the appointment of Mr. Hessler in February 1997 and as a Senior Vice President in October 1997. The options granted to Mr. Tikhman during fiscal 1997 include 225,000 options granted to Mr. Tikhman in connection with a like value exchange of options discussed below.

(4) Mr. Greico was appointed an executive officer in February 1996. The options granted to Mr. Greico during fiscal 1997 include 56,250 options granted to Mr. Greico in connection with a like value exchange of options discussed below.

(5) Mr. Fusco was appointed as a Vice President in September 1996 and in April 28, 1997 he was appointed Senior Vice President--Marketing and Product Management. The options granted to Mr. Fusco during fiscal 1997 include 67,500 options granted to Mr. Fusco in connection with a like value exchange of options discussed below.

(6) Mr. Ben-Yehuda was appointed an executive officer in May 1997 and joined the Company in April 1996. The options granted to Mr. Ben-Yehuda during fiscal 1997 include 22,500 options granted to Mr. Ben-Yehuda in connection with a like value exchange of options discussed below.

(7) Mr. Strosahl was appointed an executive officer in August 1997. The bonus amount for Mr. Strosahl in fiscal 1997 includes reimbursement of relocation and relocation related expenses that he received from the Company in the amount of $38,722. The options granted to Mr. Strosahl during fiscal 1997 include 21,575 options granted to Mr. Strosahl in connection with a like value exchange of options discussed below.

(8) Mr. Schwartz was appointed an executive officer in February 1997 and resigned as such in April 1997. The amounts shown for Mr. Schwartz under "All Other Compensation" consist of severance payments which Mr. Schwartz became entitled to receive upon resignation in accordance with the terms of his employment agreement. The options granted to Mr. Schwartz during fiscal 1997 include 75,000 options granted to Mr. Schwartz in connection with a like value exchange of options discussed below.

         The following table sets forth the details of all exchanges and repricings of options held by any named executive officer during the last ten completed fiscal years (which only includes those in connection with the 1997 like-value exchange).

                                       NUMBER OF                                                                       LENGTH OF
                                       SECURITIES                                                                      ORIGINAL
                                       UNDERLYING       MARKET PRICE OF                                                 OPTION
                                      OPTIONS/SARS      STOCK AT TIME OF      EXERCISE PRICE AT                     TERM REMAINING
                                      REPRICED OR         REPRICING OR        TIME OF REPRICING     NEW EXERCISE      AT DATE OF
                                        AMENDED            AMENDMENT            OR AMENDMENT           PRICE         REPRICING OR
       NAME                DATE            (#)                 ($)                   ($)                ($)            AMENDMENT
------------------       --------     ------------      ----------------     ------------------     ------------    -------------
Curtis A. Hessler              --            --                --                    --                  --            --
King R. Lee              1/8/1997       100,000             4.6875                  6.00              4.6875          9/18/2006
Anatoly Tikhman          1/8/1997       250,000             4.6875                  7.00              4.6875          7/24/2006
Frank R. Greico          1/8/1997        75,000             4.6875                 15.813             4.6875          1/18/2006
Joseph Fusco             1/8/1997        75,000             4.6875                  6.875             4.6875          9/30/2006
Ron Ben-Yehuda           1/8/1997        30,000             4.6875                 13.625             4.6875          4/18/2006
John Strosahl            1/8/1997        20,000             4.6875                  8.8125            4.6875          6/25/2006
                         1/8/1997         4,766             4.6875                 13.625             4.6875          3/28/2006
Bradley D. Schwartz      1/8/1997       100,000             4.6875                 15.25              4.6875          1/16/2006

EMPLOYMENT AGREEMENTS

         The Company entered into four-year employment agreement with Curtis A. Hessler, dated as of January 13, 1997. Pursuant to that agreement, Mr. Hessler is entitled to receive a base salary of $450,000 per year and an annual target bonus of $250,000 based upon achievement of objectives established by the Board of Directors or the Compensation Committee; provided, however, that during the first four full fiscal quarters of employment, the minimum amount of bonus shall be $125,000. In addition, Mr. Hessler was granted, pursuant to the terms of his employment agreement, options to purchase 1,350,000 shares of Common Stock. The employment agreement also provides for accelerated vesting of Mr. Hessler's options upon the occurrence of certain "change in control" transactions or if certain stock price levels are reached. Mr. Hessler is entitled to, among other things, eighteen months annual base salary upon a termination of Mr. Hessler's employment (other than for cause) prior to the expiration of the employment agreement or if Mr. Hessler terminates his employment within one year of a change in control if there is a material diminution of his duties and responsibilities, a reduction in compensation or significant reduction in benefits or a non-voluntary relocation from the Southern California area.

         As described above, King R. Lee received compensation from the Company pursuant to the terms of the Consulting Agreement.

         The Company entered into an employment agreement with Anatoly Tikhman dated as of July 24, 1996. The agreement provided for salary of $180,000 per year and an annual bonus in an amount not to exceed $90,000 determined in accordance with the terms of a management performance bonus plan. In addition, Mr. Tikhman was granted options to purchase 300,000 shares of Common Stock pursuant to the terms of the employment agreement. Mr. Tikhman resigned in October 1997 and pursuant to the terms of his employment agreement is entitled to receive, among other things, twelve months' salary payable in bi-weekly installments over a twelve month period and accelerated vesting of 50% of his unvested options.

         Pursuant to the terms of Mr. Greico's offer letter, in the event that his employment is terminated, he is entitled to receive an amount equal to six months' salary plus six months' targeted bonus and accelerated vesting of 50% of his unvested options.

         The Company entered into a two-year employment agreement with Joseph Fusco, dated as of September 16, 1996. Pursuant to that agreement, Mr. Fusco is entitled to receive a base salary of $135,000 per year and an annual target bonus of $67,500 determined in accordance with the terms of a management performance bonus plan of the Company and contingent upon attainment of objectives mutually agreed upon by Mr. Fusco and the Chief Executive Officer of the Company. In addition, Mr. Fusco was granted options to purchase 75,000 shares of Common Stock pursuant to the terms of the employment agreement.

         The Company entered into an employment agreement with Ron Ben-Yehuda, dated as of May 1, 1996, which was amended on June 6, 1997. The agreement may be terminated by the Company or Mr. Ben-Yehuda at any time in accordance with the terms of the agreement. Pursuant to that agreement, Mr. Ben-Yehuda is entitled to receive a base salary of $155,000 per year and an annual target bonus of $70,000 contingent upon corporate and personal performance. In addition, Mr. Ben-Yehuda was granted options to purchase 50,000 shares of Common Stock pursuant to the terms of the employment agreement.

         The Company entered into a four-year employment agreement with Bradley
D. Schwartz, dated as of January 16, 1996. Pursuant to that agreement, Mr. Schwartz received a base salary of $170,000 per year and an annual bonus of $110,000 multiplied by a "Multiplier" based upon achievement of certain individual and department goals, but to be no less than one. Mr. Schwartz resigned in April 1997 and pursuant to the terms of his employment agreement is entitled to receive among other things, twelve months' salary plus an amount equal to the maximum bonus he could have received for such 12-month period (payable in bi-weekly installments) and accelerated vesting of 50% of his unvested options.

                          COMPENSATION COMMITTEE REPORT
                            ON EXECUTIVE COMPENSATION

         The Company's Compensation Committee oversees the Company's overall executive compensation program in addition to reviewing and administering programs available to employees of the Company.

COMPENSATION POLICIES

         In recognition that the recruitment of personnel in the computer software industry is highly competitive, the Company's compensation policies, both for executive and non-executive employees, are structured to attract and retain highly skilled technical, marketing and management personnel. To reward and encourage performance that enhances both the short-term and long-term results of the Company, the Company's compensation program is centered in three specific areas: base salary, performance bonus and long-term incentive awards.

         In applying these main components to executive compensation, the Compensation Committee has determined to place a greater emphasis on merit and risk-oriented compensation for the Company's executive officers. Consequently, for executive officers, the Compensation Committee has generally preferred base salaries for executive officers that fall within the moderate range of competitor salaries and to establish bonus guidelines and long-term incentive programs (particularly option grants) that are designed to inspire and reward performance.

BASE SALARY

         In general, the Compensation Committee reviews salaries for the Chief Executive Officer and executive officers on an annual basis, generally coordinated with the Board's annual election of executive officers following the Company's annual meeting. During fiscal year 1997, the base salary for each of Messrs. Hessler, Fusco, Ben-Yehuda, Tikhman and

Schwartz was paid pursuant to the terms of their employment agreements. The Compensation Committee believes that the terms of each employment agreement are consistent with the Committee's philosophy of establishing base salaries within the moderate range and placing greater emphasis on merit and risk-oriented compensation such as bonus payments based on performance and stock options.

DISCRETIONARY BONUS PLAN

         In fiscal 1997, the Company implemented a Discretionary Bonus Plan (the "Bonus Plan") designed to further the long-term growth and profitability of the Company by motivating participants to achieve predefined quarterly and annual objectives. Employees of the Company in senior management positions were eligible to receive benefits under the Bonus Plan with the exception of Curt Hessler, who was not eligible to receive any benefits under the Bonus Plan. Awards under the Bonus Plan were based on a combination of Company, departmental and individual performance.

         The Company performance objectives were established by the Board of Directors in conjunction with the Chief Executive Officer. Quarterly and annual personal and departmental performance objectives were generally established by the Chief Executive Officer in conjunction with each eligible employee and reviewed by the Compensation Committee. In general, payment of bonus amounts was dependent on achievement of the objectives according to the following formula:
(i) 50% of the individual bonus award for each eligible employee was based upon achievement of company-wide sales and profitability relative to the established performance objective and (ii) 50% of the individual bonus award for the executive officer was based on an evaluation of the eligible employee's personal performance against the targeted personal performance objectives and achievement of department objectives.

         Pursuant to his employment agreement, Mr. Hessler is entitled to receive a base salary of $450,000 per year and an annual target bonus of $250,000 based upon achievement of objectives established by the Board of Directors or the Compensation Committee; provided, however, that during the first four full fiscal quarters of employment, the minimum amount of bonus shall be $125,000. Mr. Hessler's bonus has not yet been determined for fiscal 1997, but is expected to be based on his achieving or exceeding certain financial performance goals for the Company and other factors.

LONG-TERM INCENTIVE AWARDS

         The Company's Stock Plan permits the Compensation Committee to grant to eligible employees stock options, stock appreciation rights and other stock awards such as restricted stock and bonus stock. The Compensation Committee believes that the option grants made to the executive officers of the Company were a key factor in the Company's ability to hire such executives during fiscal year 1997 and were consistent with the Committee's philosophy of placing emphasis on risk-oriented compensation. The Compensation Committee has determined that long-term incentives should be granted on a discretionary basis based principally on the quality of individual performance and base salary levels. The Compensation Committee takes into consideration the amount of previous option grants held when granting additional options.

INTERNAL REVENUE CODE SECTION 162(m)

         Section 162(m) of the Internal Revenue Code of 1986, as amended, places a per-person limit of $1,000,000 on the amount of compensation that may be deducted by the Company in any year with respect to certain of the Company's most highly compensated officers. Section 162(m) does not, however, disallow a deduction for qualified "performance-based compensation" the material terms of which are disclosed to and approved by stockholders. In February 1995, the stockholders approved amendments to and a restatement of the Company's 1990 Stock Plan with the result that compensation resulting from most awards granted thereunder would be qualified "performance-based compensation" and would be deductible. However, the Company may from time to time pay compensation to its executive officers that may not be deductible. 750,000 of the options granted to Mr. Hessler during fiscal year 1997 were granted outside of the Company's 1990 Stock Plan and will not qualify as performance based compensation.

                                       Compensation Committee:

                                       Frank W.T. LaHaye William H. Lane III

Frank R. Greico(7)........................................             29,126                    *
Joseph Fusco(8)...........................................             21,094                    *
William H. Lane III(9)....................................             15,000                    *
Ron Ben-Yehuda(10)........................................              9,843                    *
John Strosahl(11).........................................              8,314                    *
All directors and executive officers as a group (10
   persons)(12)...........................................          2,320,438                 5.35%

----------

*        Less than one percent

(1) Includes 175,000 shares which may be purchased pursuant to options granted to Mr. Tikhman, exercisable within 60 days of November 19, 1997.

(2) Includes 337,500 shares which may be purchased pursuant to options granted to Mr. Hessler, exercisable within 60 days of November 19, 1997.

(3) Includes 22,500 shares which may be purchased pursuant to options granted to Mr. LaHaye, exercisable within 60 days of November 19, 1997, and also includes 151,721 shares of Common Stock held by the Frank LaHaye Family Trust, of which Mr. LaHaye is Trustee.

(4) Includes 22,500 shares which may be purchased pursuant to options granted to Mr. Morgan, exercisable within 60 days of November 19, 1997, and also includes 24,000 shares of Common Stock held in trust for Dr. Morgan's children with respect to which Dr. Morgan disclaims beneficial ownership.

(5) Includes 90,200 shares which may be purchased pursuant to options granted to Mr. Schwartz, exercisable within 60 days of November 19, 1997.

(6) Includes 80,000 shares which may be purchased pursuant to options granted to Mr. Lee, exercisable within 60 days of November 19, 1997, and also includes 10,000 shares of Common Stock held by The Lee Living Trust, of which Mr. Lee and his spouse are the Trustees.

(7) Includes 28,126 shares which may be purchased pursuant to options granted to Mr. Greico, exercisable within 60 days of November 19, 1997.

(8) Includes 21,094 shares which may be purchased pursuant to options granted to Mr. Fusco, exercisable within 60 days of November 19, 1997.

(9) Includes 10,000 shares which may be purchased pursuant to options granted to Mr. Lane, exercisable within 60 days of November 19, 1997.

(10) Includes 9,843 shares which may be purchased pursuant to options granted to Mr. Ben-Yehuda, exercisable within 60 days of November 19, 1997.

(11) Includes 8,314 shares which may be purchased pursuant to options granted to Mr. Strosahl, exercisable within 60 days of November 19, 1997.

(12) Includes 805,077 shares which may be purchased pursuant to options grated to the directors and executive officers as a group, exercisable within 60 days of November 19, 1997.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In November 1996, Frank Greico, Senior Vice President and Chief Financial Officer of the Company, received an advance on his compensation of approximately $74,000 pursuant to his employment offer letter. As of November 19, 1997, approximately $40,000 remained outstanding on the advance.